SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2001

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                    Form 20-F x                            Form 40-F
                             ----                                     ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


       Yes                                                    No   x
           ----                                                  -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))


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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On March 15, 2001, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a news release announcing that Ciba Specialty Chemicals Holding Inc. and Degussa had sold their joint venture company TFL (Together for Leather) to Schroder Ventures. A copy of this news release is attached hereto as exhibit
99.1 and incorporated by reference herein.

                                 EXHIBIT INDEX


                                                                Sequential
     Exhibit        Description                                 Page Number
     -------        -----------                                 -----------
       99.1         News Release Dated March 15, 2001                5

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 15, 2001                          CIBA SPECIALTY CHEMICALS
                                               HOLDING INC.,


                                                by /s/ Oliver Strub
                                                   ---------------------
                                                    Oliver Strub
                                                    Corporate Counsel


                                                by /s/ Peter Sidler
                                                   ---------------------
                                                    Peter Sidler
                                                    Senior Tax and Corporate
                                                    Counsel